SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (Amendment No. _______)*

                      Lincoln Logs Ltd.
     ___________________________________________________
                      (Name of Issuer)

                Common Stock, $0.01 par value
     ___________________________________________________
               (Title of Class of Securities)

                          533788303
     ___________________________________________________
                       (CUSIP Number)

     Austin W. Marxe, 153 East 53rd Street, 51st Floor,
          New York, New York 10022  (212) 832-5300
     ___________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        July 25, 1997
     ___________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box   X  .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  533788303                     Page 2 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Special Situations Fund III, L.P.
     F13-3737427
     MGP Advisers Limited Partnership*
     F13-3263120
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    00
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER  See Marxe/Greenhouse
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON  912,000**
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             53.8%***
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IV/IA
------------------------------------------------------------
* AWM Investment Company, Inc., a Delaware corporation, is the General Partner of this entity.
** Includes 750,000 shares issuable upon conversion of outstanding convertible subordinated debentures.
*** Determined by reference to the number of securities outstanding contained in the Company's last filing with the Commission and assuming conversion of outstanding convertible subordinated debentures in accordance with Rule 13d-3(d)(1).

CUSIP NO.:  533788303                     Page 3 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Special Situations Cayman Fund, L.P.
     98-0132442
     AWM Investment Company, Inc.
     11-3086452
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    00
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER  See Marxe/Greenhouse
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     205,000*
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             17.9%**
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IV/IA
------------------------------------------------------------
* Includes 200,000 shares issuable upon conversion of outstanding convertible subordinated debentures.
** Determined by reference to the number of securities outstanding contained in the Company's last filing with the Commission and assuming conversion of outstanding convertible subordinated debentures in accordance with Rule 13d-3(d)(1).

CUSIP NO.:  533788303                     Page 4 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Austin W. Marxe
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    PF
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER  1,141,000*
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER  1,141,000*
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON  1,141,000**
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            60.2%***
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------
*    Includes 24,000 shares owned directly by Austin W.
     Marxe.
** Includes 950,000 shares issuable upon conversion of outstanding convertible subordinated debentures.
*** Determined by reference to the number of securities outstanding contained in the Company's last filing with the Commission and assuming conversion of outstanding convertible subordinated debentures in accordance with Rule 13d-3(d)(1).

CUSIP NO.:  533788303                     Page 5 of 10 Pages
------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     David M. Greenhouse
------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X
                                                       (b)
------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------
(4)  SOURCE OF FUNDS    PF
------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
NUMBER OF    (7) SOLE VOTING POWER  1,127,500*
SHARES       -----------------------------------------------
BENEFICIALLY (8) SHARED VOTING POWER   None
OWNED BY     -----------------------------------------------
EACH         (9) SOLE DISPOSITIVE POWER  1,127,500*
REPORTING    -----------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER    None
------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON  1,127,500**
------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             59.5%***
------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IV/IA
------------------------------------------------------------
*    Includes 10,500 shares owned directly by David M.
     Greenhouse.
** Includes 950,000 shares issuable upon conversion of outstanding convertible subordinated debentures.
*** Determined by reference to the number of securities outstanding contained in the Company's last filing with the Commission and assuming conversion of outstanding convertible subordinated debentures in accordance with Rule 13d-3(d)(1).

                                          Page 6 of 10 Pages

Item 1. Security and Issuer. This Schedule relates to the Common Stock, $0.01 par value per share (the "Common Stock"), issued by Lincoln Logs Ltd., a New York corporation (the "Company"). The Company's principal executive offices are located at Riverside Drive, Chestertown, New York 12817.

Item 2. Identity and Background. (a) This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a
Delaware limited partnership ("SSF III"), (ii) Special
Situations Cayman Fund, L.P. a Cayman Islands limited partnership (the "Cayman Fund"), (iii) MGP Advisers Limited
Partnership, a Delaware limited partnership ("MGP"), (iv)
AWM Investment Company, Inc., a Delaware corporation
("AWM"), (v) Austin W. Marxe ("Marxe") and (vi) David M.
Greenhouse ("Greenhouse"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting
Person" and, collectively, as the "Reporting Persons."

          (b) The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 51st Floor, New York, New York 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

          (c) The principal business of SSF III and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity-related securities. The principal business of MGP is to act as the managing general partner of and the investment adviser to SSF III. The principal business of AWM is to act as the sole general partner of MGP and as the sole general partner of and the investment adviser to the Cayman Fund. MGP and AWM are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Marxe and Greenhouse, both of whom are United States citizens, is to serve as the sole officers, directors and shareholders of the AWM, and, as such, have the right to direct the voting of proxies or consents with respect to stockholder matters relating to the shares of equity securities owned or held by the Funds.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

                                          Page 7 of 10 Pages

judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  See Items 2(a)-(c) above.

Item 3. Source and Amount of Funds or Other Consideration. Each Fund utilized available cash to purchase the shares of Common Stock and the debentures convertible into Common Stock (the "Debentures" and collectively with the Common Stock, the "Securities"). Each Fund acquired the Securities held by it in the ordinary course of business more than 60 days prior to the date hereof. The Common Stock owned by Marxe and Greenhouse was acquired in open market transactions for cash.

          The aggregate amount of funds each of the Reporting Persons used to acquire its respective Securities is as follows: (a) SSF III acquired its Securities for an aggregate purchase price of $307,968, (b) the Cayman Fund acquired its Securities for an aggregate purchase price of $45,000, (c) Marxe acquired his Common Stock for an aggregate purchase price of $7,020 and (d) Greenhouse acquired his Common Stock for an aggregate purchase price of $10,912.

Item 4.   Purpose of Transaction.  Each of the Reporting
Persons acquired his or its respective Securities for investment purposes and not with the purpose of changing or influencing control of the Company.

           The Reporting Persons agreed, as of the date hereof, to form a group for the purpose of seeking appropriate and responsive representation on the Board of Directors of the Company (the "Board"). In reviewing potential responses to the Company's weak financial position and poor market performance, Marxe and Greenhouse, prior to the date hereof, engaged in several conversations with certain of the current directors of the Board expressing dissatisfaction with the Company's current financial condition and performance and requesting certain changes to the Board. In this regard, Marxe and Greenhouse requested representation on the Company's slate of directors to be elected at its Annual Meeting of Shareholders to be held on August 11, 1997 (the "Annual Meeting"). As of the date hereof, no satisfactory response has been provided by the Company.

          It is the present intention of the Reporting
Persons to solicit proxies from certain of the Company's shareholders in compliance with the Act for the purpose of

                                         Page 8 of 10 Pages
electing a slate of directors in opposition to the slate nominated by the Company for election at the Annual Meeting.
If the Reporting Persons do not or cannot cause the election of such opposition slate of directors, they may consider the calling of a special meeting of shareholders for the purpose of seeking changes in, and/or additions to, the Board.

          In the event that a slate of directors proposed by the Reporting Persons are elected by the Company's shareholders at the Annual Meeting, it is expected that the new Board will take steps to respond to the weak financial condition of the Company and seek to increase the market value of the Company by considering various strategic alternatives, including, without limitation, a recapitalization of the Company's outstanding debt and equity, an equity financing or financings for additional capital and/or a sale or merger of the Company. However, there can be no assurances that any of such transactions will be consummated. It is also expected that the new Board will replace certain members of management.

          The Reporting Persons intend to continually assess the market for the Common Stock, as well as the Company's financial position and operations. The Reporting Persons do not have present plans to acquire additional Common Stock at the present time, but may determine, subject to applicable law, to acquire additional Common Stock and/or to convert Debentures in the future depending on, among other things, the prevailing market price of the Common Stock. The Reporting Persons may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock owned by them, depending upon a continuing assessment and upon future developments. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others. The Reporting Persons may also consider whether other shareholders of the Company will become members of the group.

          Except as set forth herein, the Reporting Persons have no plans or proposals to engage in any transactions involving the Company or the securities of the Company, as set forth in Items 4(a)-(j) of the form of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a)  The aggregate percentage of shares of Common

                                          Page 9 of 10 Pages

Stock reported owned by each Reporting Person herein is based upon 945,749 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 25, 1997, as reported by the Company in its preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on July 15, 1997, plus the amount of outstanding Debentures calculated in accordance with Rule 13d-3(d)(1), to the extent applicable. See cover pages to this Schedule, Items (7)-(9), (11) and (13) for each Reporting Person. In the aggregate, the Reporting Persons beneficially own a total of 1,151,500 shares of Common Stock (approximately 60.7%).

          (b)   See cover pages to this Schedule, Items (7)-
(9), (11) and (13) for each Reporting Person, setting forth the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person, the number of such shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose, or to direct the disposition. Each of Marxe and Greenhouse have power to vote, or to direct the vote, and have power to dispose, or to direct disposition, with respect to 1,117,500 shares of Common Stock beneficially owned by the Funds because of their positions as principals of the Advisers.

          (c)   The Reporting Persons effected no
transactions in shares of Common Stock within 60 days from the date hereof.

          (d)   No person other than each respective
beneficial owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See
Item 2 and Item 4 of this Schedule. The partnership agreement for each of the Funds provides for the Adviser to each such Fund (and, accordingly, Marxe and Greenhouse) to exercise sole voting and dispositive power with respect to the shares of Common Stock and also provides for an annual allocation to the Advisers of a portion of the profits generated by transactions engaged in by the Funds. There are no written agreements among the Reporting Persons with respect to the matters set forth in Item 4 of this Schedule.

Item 7.   Material to be Filed as Exhibits.
          None.

                                         Page 10 of 10 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 1997

     Special Situations Fund III, L.P.

     By:  MGP Advisers Limited Partnership, General Partner

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          ----------------------------------------------
          Austin W. Marxe, President



     Special Situations Cayman Fund, L.P.

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          ---------------------------------------------
          Austin W. Marxe, President



     MGP Advisers Limited Partnership

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          ---------------------------------------------
          Austin W. Marxe, President



     AWM Investment Company

     By:  /s/Austin W. Marxe
          --------------------------
          Austin W. Marxe, President



     /s/Austin W. Marxe
     ----------------------------
     Austin W. Marxe



     /s/Davis M. Greenhouse
     ----------------------------
     David M. Greenhouse